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SE 16006036 N

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2016
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5/A *
PART III

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SEC FILE NUMBER
8-39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 44th Street, Suite 1700
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Sanders, Goldberg, Nikpour Cohen & Sullivan CPAs
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/17/16

EMERALD RON MONLOUIS
MY COMMISSION #FF029723
EXPIRES June 20, 2017
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.

Enclave Capital LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2015

AMENDED

Contents
As of and for the Year Ended December 31, 2015

RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

RSGNC&S

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Enclave Capital, LLC

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (a limited liability company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Enclave Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Enclave Capital, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 19, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Enclave Capital LLC

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS	
Cash	$ 274,711
Accounts receivable	49,985
Clearing deposit	100,000
Fixed assets, net of accumulated depreciation of $42,199	32,508
Prepaid expenses	4,460
Employee loan	4,500
Security deposit	77,409
TOTAL ASSETS	$ 543,573
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	57,036
Deferred income	29,500
TOTAL LIABILITIES	86,536
MEMBER'S EQUITY	457,037
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 543,573

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
Year Ended December 31, 2015

1. Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City Unincorporated Business Tax, for which a provision is included in the statement of operations. The Company is no longer subject to examination by Federal, state or local authorities for years before 2012.

d) Fixed Assets
Equipment and furniture are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the assets, generally five to seven years. Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2015, 100% investments in securities were valued using Level 1 inputs. The Company has no investments in securities at year end.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.667% of its aggregate indebtedness. At December 31, 2015, the Company had net capital of $288,174, which was $38,174 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method

Fixed assets consist of the following:

Leasehold improvements	$ 36,110
Computer equipment	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation:	(42,199)
Net Fixed Assets	$ 32,508

Depreciation expense for the year ended December 31, 2015 was $551.

Notes to Financial Statements
Year Ended December 31, 2015

6. Significant Group Concentration of Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy to continually monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of December 31, 2015, the Company was fully paid in such advances.

7. Commitments and Contingencies

The Company subleased office space, which expires on October 30, 2018. The following is a schedule of future minimum lease payments required under the lease:

2016	$ 321,003
2017	321,002
2018	267,502
Total	$ 909,507

Rent expense for the year ended December 31, 2015 was $319,251.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year the ended.

9. Provision for Income Taxes

The Company is a limited liability Company, and as such is treated as a partnership for income tax purposes. As an LLC, the Company is not subject to income taxes. The Company is liable for New York City Unincorporated Business Tax ("UBT") on its operations.

FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

10. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which required disclosures.